FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 21, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 21, 2002

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror LiveBusiness™ Implementation at The Chamberlain Group

Wins Search400.com IT Excellence Award

Scalable Real-time DataMirror Solutions Enhance iSeries Environments

TORONTO, CANADA - November 21st, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that The Chamberlain Group Inc. has won a Search400.com IT Excellence Award in the scalability category for its implementation of DataMirror LiveBusiness™ software solutions. The Search400.com IT Excellence Awards recognize medium- and large-scale enterprises blazing new trails and stretching the limits of iSeries servers for highly scalable IT environments.

Since implementing DataMirror LiveBusiness software solutions—Transformation Server™ and High Availability Suite™—Chamberlain has experienced a number of tangible business benefits which include:

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Providing over 1,000 employees, customers and dealers with real-time 24/7 access to key business information;

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Mirroring 24 million transactions each day in both its Nogales, Mexico and Elmhurst, Illinois operations to enable continuous availability and resiliency;

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Reducing IT spending by approximately 20%; and,

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Eliminating approximately 98% of hard copy reports and saving more than 1.8 million pieces of paper annually.

With both DataMirror solutions in place, Chamberlain’s sales and marketing team, as well as senior managers now have continuous access to the latest customer and corporate data in order to analyze business data. The IT staff is also able to effectively develop special reports and queries in a matter of minutes versus days.

“DataMirror Transformation Server and High Availability Suite have empowered us with a proven end-to-end solution that enhances our service levels and ensures the overall protection and accuracy of our data transactions,” says David Gillhouse, Vice President of Information Technology, The Chamberlain Group, Inc. “Both solutions are key to our day-to-day business operations.”

Chamberlain is just one of a growing number of manufacturers gaining competitive advantage through DataMirror’s real-time integration and resiliency solutions that enhance operational efficiency, streamline supply chains and lower the cost of business transactions. DataMirror Transformation Server connects employees, suppliers and distributors to real-time flows of information—regardless of the different systems, applications and relational databases deployed across the enterprise. No costly programming is required to integrate data across multi-platform environments. DataMirror’s complementary iCluster™ and High Availability Suite solutions provide the ability to continuously mirror critical iSeries data and objects, and automatically switch users from primary to backup systems in the event of either planned or unplanned downtime.

About The Chamberlain Group

A subsidiary of Duchossois Industries Inc., a privately held Fortune 1000 corporation,

The Chamberlain Group, Inc. (www.chamberlain.com) is the largest manufacturer of residential garage door openers and commercial door operators. Chamberlain’s products are sold under the LiftMaster(R), MotorLift™, Sentex(R), Chamberlain(R), Power Drive™ and Whisper Drive(R) brand names. Over the past several years, the company has diversified their product offerings to include telephone entry systems, gate openers and other access control products. Chamberlain also manufactures products for a number of private brands including Craftsman(R) for Sears.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, High Availability Suite, iCluster, LiveBusiness, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 21, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

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